EXHIBIT 1.01

Conflict Minerals Report of Surmodics, Inc.

This Conflict Minerals Report of Surmodics, Inc. (the “Company”, “we” or “our”) for the period from January 1, 2021 to December 31, 2021, has been prepared pursuant to Rule 13p-1 and Form SD (together, the “Rule”) promulgated under Section 13(p) of the Securities Exchange Act of 1934, as amended.  The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products.  “Conflict Minerals” are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten.

Company Background

The Company provides surface modification technologies for intravascular medical devices, finished intravascular medical devices, and chemical components for in vitro diagnostic immunoassay tests and microarrays.  As a provider of technologies and products to the medical device and diagnostic industries and producer of medical devices, the Company does not engage in the mining of conflict minerals, does not purchase raw ore or unrefined conflict minerals from any source, and does not directly purchase any product, mineral or any other materials from any source in any of the Covered Countries, as defined in the Rule.

Conflict Minerals Due Diligence

To comply with the Rule, the Company undertook an evaluation of the products it manufactures to determine whether any Conflict Mineral is necessary to the functionality or production of the product.  This evaluation included a review of product development information, bills of material, product specifications, design documents and information in our resource management systems.  Technical and supply chain personnel from our research and development, manufacturing and operations functions participated in the evaluation.

As a result of the evaluation, the Company determined that certain of its in vitro diagnostics products are made using a chemical compound (the “Chemical Compound”) derived from tin, which is considered necessary to the functionality or production of such products.  In the period covered by this Conflict Minerals Report, the Company estimates that it used approximately 13 grams of the Chemical Compound, with a purchase price of approximately $14.00.

In accordance with the Rule, the Company conducted, in good faith, due diligence on the source and chain of custody of the Conflict Minerals in the Chemical Compound.  The Company’s due diligence consisted of receiving a Conflict Minerals Reporting Template (CMRT) (Revision 6.01; May 19, 2020) (the “Template”), developed by the Responsible Minerals Initiative from the vendor of the Chemical Compound.  The Company considers the Template to be a reasonable country of origin inquiry.

Results of Conflict Minerals Due Diligence

Based on the responses of the vendor to the Template, the Company has no reason to believe that the Chemical Compound may have originated in a Covered Country.